

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 10, 2017

Derek Dubner
Chief Executive Officer
Cogint, Inc.
2650 North Military Trail, Suite 300
Boca Raton, FL 33431

> **Re: Cogint, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 16, 2016**
> **File No. 333-215125**

Dear Mr. Dubner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your Form 8-K filed November 23, 2016 indicates the purchase of 2 million shares from you in a registered direct offering. We also note that you conducted a private placement offering with those same purchasers through which the purchasers were issued warrants to purchase 1.1 million shares. Since it appears that these offerings are concurrent, provide us with your analysis on whether the offerings should be integrated. Refer to Release No. 33-8828.

2. We note that your registration statement states that the prospectus relates to the issuance of up to 1.1 million shares of your common stock upon the exercise of warrants and the resale of the warrant shares. Please further explain your decision to register both the issuance of the underlying shares and the resale, rather than only the resale of those shares. Please refer to CD&I 239.15.

3. Please disclose the seller of the 200,000 "purchased shares" that were issued in a private placement on December 15, 2016. Additionally, expand your disclosure to describe the material terms of that private transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Joshua B. Weingard, Esq.
        Cogint, Inc.

        Michael Francis, Esq.
        Akerman LLP